NYOOBE

Snap, Click, Cha-Ching

The Problem



- Fragmented referral services
- Lack of tracking
- Service fees
- Separate referral system for each individual business
- No influence marketing

VS

The Solution



- Centralized, universal referral system
- Tracking and analytics
- Everyone gets paid
- Business pays after sale
- Harness personal influence

What is NYOOBE?

A mobile app that facilitates referrals between people and any business. Bridging the gap between businesses and new customers through influencer/referral marketing.

- ✓ Increases sales through current customers using referrals
- ✓ Facilitates organic growth
- ✓ Customized marketing campaigns

Competing Apps

	Value of App	Monthly Users	Year Founded
ibotta	$1 Billion	35 million	2011
GROUPON	$2.4 Billion	53 million	2008
GetUpside *Raised $17 million	$147 Million	3 million +	2015

NYOOBE

Features:	NYOOBE	GetUpside	ibotta	GROUPON
Helps users save money on purchases	✓	✓	✓	✓
Allows current customers to refer friends and social followers	✓	✓	✓	✓
Grows businesses on the app	✓	✓	✓	✓
Combine tech and marketing	✓	✓	✓	✓
Get cash back from purchases	✓	✓	✓	✗
Users make cash on referrals	✓	✓	✗	✗
Earn money without a purchase	✓	✗	✗	✗
Hosts parties to highlight a business	✓	✗	✗	✗
Sign up businesses and get paid on EACH business transaction	✓	✗	✗	✗
Everyone gets paid in a transaction	✓	✗	✗	✗



HOW IT WORKS



1. Member Opens Nyoobe App
2. Make a purchase, snap a pic, upload receipt
3. Share pic with referral code with your friends
4. Friend saves referral code and uploads
5. Friend makes purchase, captures receipt and creates a new referral code to share with friends
6. Nyoobe validates purchase and pays

HOW IT WORKS



Main Menu
2.0.20
Profile
Refer
Available Referrals
Claimed Referrals
My Posted Referrals
Invite Friends
Help
Logout
Available Referrals
To Redeem or Refer, click the List view
Jacksonville
Orange Park
Middleburg
Green Cove Springs
Map
List
4:01
Available Referrals
Black Sheep
Take a picture to generate a share link to share on facebook to refer this offer
Nyoobe Referral
Black Sheep
Refer Black Sheep to all your friends and get paid for doing so.

The Power of Nyoobe

100,000 Members

Make 5 referrals in one month

6 Friends Redeem

Avg. 600 friends see referral with 1% Redemption

$1.50 Nyoobe

Profit per Referral

$30 Average Sale from Referral
5% Nyoobe Fee

$4.5 M

NYOOBE Revenue

Per month

These are forward-looking figures that cannot be guaranteed.

Why Use Referral Marketing ?



MOST EFFECTIVE SALES & MARKETING STRATEGIES
REFERRAL
62%
EMAIL
34%
SOCIAL MEDIA
23%
SEO/SEM
14%
BLOG/WEBINARS
13%
DIRECT MAIL/FLYERS
12%
EVENTS
12%
PRINT ADS
8%
PPC
8%
TV/RADIO ADS
2%
0%
20%
40%
60%
80%

A well-executed referral marketing program can lead to higher conversion rates, shortened sales cycles, and improved overall customer retention.[6]

“

84% of people trust product and brand recommendations from people they know.[8]

Analysis from a recent study, surveying over 600 B2C companies, revealed that 62% of respondents cite referral as being one of the most effective strategies due to its ability to generate tangible results, compared to other

Source: Handbook for Referral Marketing – Talkable

Product Marketing and Organic Growth

- Compounding growth via user shares
- Highlight events
- Promotional events
- Influencer partnerships
- Giveaways
- Digital Advertising


305,902
231,136
174,900
132,250
100,000

One Month User Growth Potential

Assumptions: 15% growth per contest, 100,000 base users

NYOOBE Potential Members



1,600,000,000
1,400,000,000
1,200,000,000
1,000,000,000
800,000,000
600,000,000
400,000,000
200,000,000
-
323,000,000
193,477,000
1,934,770
892,000,000
534,308,000
5,343,080
1,496,000,000
896,104,000
8,961,040
USA
Europe
Asia
Total Population
Mobile Users
NYOOBE Members

- 60% of the world's population are mobile phone users
- Capturing even 1% of these users in these 4 markets has a potential of 16.27 Million Nyoobe Members

THE TEAM



Tim Clark

WEB DEVELOPMENT LEAD



Derek Tippins

FOUNDER/ CEO



Mike Lee

FOUNDER/ CFO



Ben Hart

MARKETING



Jeannie Amerson

STRATEGIC MARKETING

ADVISORY BOARD



Kevin Thigpen

FOUNDER/ BUSINESS ACQUISITIONS



Cécile Charlotin Erbe

CREATIVE DIRECTOR/ MARKETING




NYOOBE
Snap. Click . Cha-Ching!


Thank You!

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available. All statements are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person or entity assume responsibility for the accuracy and completeness of forward-looking statement and is under no duty to update any such statements to conform them to actual results.